

October 20, 2011

Via E-mail
Arkadiy Dobkin
Chief Executive Officer
EPAM Systems, Inc.
41 University Drive, Suite 202
Newtown, PA 18940

> **Re:** **EPAM Systems, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 26, 2011**
> **File No. 333-174827**

Dear Mr. Dobkin:

We have reviewed your amended registration statement and response letter, and have the following comment.

Consolidated Financial Statements for the Years Ended December 31, 2010, 2009 and 2008

Notes to Consolidated Financial Statements for the Years Ended December 31, 2010, 2009 and 2008

14. Earnings Per Share

1.   Revise to clearly explain why you are presenting pro forma EPS on your income statement. Further, you should include a table that shows the computation of pro forma EPS. In addition, tell us what consideration you gave to presenting net income available to common stockholders on the face of the income statement. See SAB Topic 6B.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3730 with other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Ilya Cantor, Chief Financial Officer, EPAM Systems, Inc.
        Joseph A. Hall, Davis Polk & Wardwell LLP